Exhibit 99.2

Form 51–102F3

MATERIAL CHANGE REPORT

Item 1.   Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

500 - 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2.   Date of Material Change

January 24, 2019

Item 3.   News Release

A news release announcing the material change referred to in this report was disseminated by Aurora on January 24, 2019 and filed on SEDAR under Aurora’s profile on the same date.

Item 4.   Summary of Material Change

The Company has closed its previously announced offering of 5.5% convertible senior notes due 2024 for gross proceeds of US$345 million (including US$45 million pursuant to the exercise of the initial purchasers’ over-allotment option). The notes were issued at par value.

Item 5.   Full Description of Material Change

5.1          Full Description of Material Change

The Company has closed its previously announced offering of 5.5% convertible senior notes due 2024 for gross proceeds of US$345 million (including US$45 million pursuant to the exercise of the initial purchasers’ over-allotment option). The notes were issued at par value.

Aurora expects to use the net proceeds from the offering of the notes to support its Canadian and international expansion initiatives, for future acquisitions and for general corporate purposes, including working capital requirements to continue the Company’s accelerated growth.

The notes are governed by an Indenture between the Company and Glas Trust Company LLC dated January 24, 2019. The notes are unsecured and will mature on February 28, 2024. The notes bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the notes is 138.37 common shares per US$1,000 principal amount of notes, equivalent to an initial conversion price of approximately US$7.23 per common share. The initial conversion rate represents a premium of approximately 10% to the common share closing sale price on the New York Stock Exchange on January 17, 2019 and is subject to adjustment in certain events. The Indenture includes adjustment in the conversion rate of the notes in certain customary events and for a make whole adjustment in the event of a fundamental change (as defined in the Indenture).

Upon conversion, the notes will be settled in cash, Aurora common shares or a combination of cash and Aurora common shares, at Aurora’s election. Aurora has the right to redeem the notes in certain circumstances after February 28, 2022 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. Holders also have the right to require Aurora to repurchase their notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

The notes and any common shares of Aurora issuable upon conversion of the notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

5.2         Disclosure for Restructuring Transactions

Not applicable.

Item 6.   Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.   Omitted Information

None.

Item 8.   Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Terry Booth, Chief Executive Officer

Telephone: (604) 362-5207

Item 9.   Date of Report

January 25, 2019

Caution Concerning Forward-Looking Statements

This material change report includes statements containing certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. Examples of such statements include statements with respect to the planned use of proceeds from the notes offering. The statements are based on the opinion and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements, including prevailing market conditions. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.